EXHIBIT 12.1 Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

						Nine Months Ended September 30,
	2002	2003	2004	2005	2006	2007

Consolidated pretax income (loss)	$309,340	$396,217	$521,212	$721,051	$567,108	$(213,987)

Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	(2,689)	94	(5,772)	(315)	260	(128)

Amortization of capitalized interest	32,162	38,263	41,764	45,483	48,708	27,900

Interest	49,086	50,125	53,242	66,697	71,955	48,001

Less interest capitalized during the period	(39,695)	(42,602)	(52,015)	(65,959)	(71,750)	(47,917)

Interest portion of rental expense	6,679	5,973	5,639	5,678	7,736	6,684

EARNINGS (LOSS)	$354,883	$448,070	$564,070	$772,635	$624,017	$(179,447)

Interest	$49,086	$50,125	$53,242	$66,697	$71,955	$48,001

Interest portion of rental expense	6,679	5,973	5,639	5,678	7,736	6,684

FIXED CHARGES	$55,765	$56,098	$58,881	$72,375	$79,691	$54,685

Ratio of earnings (loss) to fixed charges	6.36	7.99	9.58	10.68	7.83	(3.28)